UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,853,718 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its 10-K, filed with the Securities and Exchange Commission on March 31, 2006.

CUSIP No. 971889100	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,149,000
8. SHARED VOTING POWER —0—
9. SOLE DISPOSITIVE POWER 1,149,000
10. SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 5 of 11 pages

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D as filed on November 2, 2005 and amended on November 14, 2005, February 28, 2006 and April 7, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 971889100	13D/A	Page 6 of 11 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on February 17, 2005, as amended on May 5, 2005, to report the acquisition of the Shares. On November 1, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 1st Letter”). A copy of the November 1st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 10, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 10th Letter”) in response to a letter dated November 8, 2005, addressed to Mercury Real Estate Advisors LLC from Lowenstein Sandler PC, legal counsel to the Issuer (the “Issuer Letter”). A copy of the November 10th Letter and the Issuer Letter are attached to the Schedule 13D as Exhibit B and Exhibit C, respectively, and each letter is incorporated herein by reference. On February 27, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “February 27th Letter”) stating, among other things, that based upon publicly available information, the Reporting Persons were prepared to pursue an acquisition of all of the outstanding common shares of the Issuer for $8.50 per share in cash. This offer represented a premium of approximately 8.5% to the average closing price of the Issuer’s shares for the prior 90 trading days. A copy of the February 27th Letter is attached to the Schedule 13D as Exhibit D and is incorporated herein by reference. In addition, on February 27, 2006, the Reporting Persons issued a press release related to the February 27th Letter, a copy of which is attached to the Schedule 13D as Exhibit E and is incorporated herein by reference. On April 6, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “April 6th Letter”) reiterating, among other things, their positions with respect to the Issuer. A copy of the April 6th Letter is attached to the Schedule 13D as Exhibit F and is incorporated herein by reference. In addition, on April 6, 2006, the Reporting Persons issued a press release related to the April 6th Letter, a copy of which is attached to the Schedule 13D as Exhibit G and is incorporated herein by reference. On May 2, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “May 2nd Letter”). A copy of the May 2nd Letter is attached hereto as Exhibit H and is incorporated herein by reference. In addition, on May 2, 2006, the Reporting Persons issued a press release related to the May 2nd Letter, a copy of which is attached hereto as Exhibit I and is incorporated by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 971889100	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.

Exhibit I	Press Release, dated May 2, 2006.

Exhibit J	Schedule of Transactions in Shares of the Issuer.*

Exhibit K	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.

CUSIP No. 971889100	13D/A	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D/A	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.***

Exhibit E	Press Release, dated February 27, 2006.***

Exhibit F	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated April 6, 2006.****

Exhibit G	Press Release, dated April 6, 2006.****

Exhibit H	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated May 2, 2006.

Exhibit I	Press Release, dated May 2, 2006.

Exhibit J	Schedule of Transactions in Shares of the Issuer.*

Exhibit K	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.
***	Previously filed with the Schedule 13D/A on February 28, 2006.
****	Previously filed with the Schedule 13D/A on April 7, 2006.

CUSIP No. 971889100	13D/A	Page 10 of 11 pages

Exhibit H

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

May 2, 2006

Board of Directors

Wilshire Enterprises, Inc.

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West

10th Floor

Newark, NJ 07102

Mr. Schmertz:

We are in receipt of a letter dated April 13, 2006 from your counsel Lowenstein Sandler PC. We find it unconscionable that you, as the proclaimed lead independent director of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), would refuse to meet with the largest unaffiliated shareholder of the Company, as we requested. Furthermore, we find it incomprehensible that you would refuse a meeting given that we have made a public offer, subject to customary due diligence, for the entire Company. Your refusal as well as your lack of response to our offer just bolsters our criticism that you and the CEO, Sherry Wilzig Izak, are clearly entrenched and have no other goal but to continue the exorbitant corporate waste that has perpetuated at this Company for several years.

You have continually failed at fulfilling your fiduciary duties to the true owners of the Company, the common shareholders, by allowing such corporate waste; allowing the CEO to remain entrenched; not immediately distributing the cash currently on the balance sheet and not aggressively pursuing a liquidation or sale of the Company. As the lead independent director of the Company, we would hope that you would be able to find the time to attend the 2006 Annual Meeting, which you failed to attend in 2005.

Let us be abundantly clear – if the Board of Directors does not terminate Sherry Wilzig Izak to end the squandering of corporate/shareholder profits; distribute the cash currently on the balance sheet, which is truly an asset owned by the shareholders; terminate the purchase of the Arizona multifamily property and announce a liquidation of the Company within 30 days, you will leave us no option but to pursue all courses of action against you and the Company, which has fiduciary responsibility to its shareholders.

Again, we urge you to change your current unfathomable posture and meet with your largest unaffiliated shareholder to discuss the foregoing issues as soon as possible.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 971889100	13D/A	Page 11 of 11 pages

Exhibit I

MERCURY AGAIN DENIED ACCESS TO WILSHIRE

BOARD

GREENWICH, CT, May 2, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Wilshire Enterprises, Inc.’s (AMEX: WOC) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

May 2, 2006

Board of Directors

Wilshire Enterprises, Inc.

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West

10th Floor

Newark, NJ 07102

Mr. Schmertz:

We are in receipt of a letter dated April 13, 2006 from your counsel Lowenstein Sandler PC. We find it unconscionable that you, as the proclaimed lead independent director of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), would refuse to meet with the largest unaffiliated shareholder of the Company, as we requested. Furthermore, we find it incomprehensible that you would refuse a meeting given that we have made a public offer, subject to customary due diligence, for the entire Company. Your refusal as well as your lack of response to our offer just bolsters our criticism that you and the CEO, Sherry Wilzig Izak, are clearly entrenched and have no other goal but to continue the exorbitant corporate waste that has perpetuated at this Company for several years.

You have continually failed at fulfilling your fiduciary duties to the true owners of the Company, the common shareholders, by allowing such corporate waste; allowing the CEO to remain entrenched; not immediately distributing the cash currently on the balance sheet and not aggressively pursuing a liquidation or sale of the Company. As the lead independent director of the Company, we would hope that you would be able to find the time to attend the 2006 Annual Meeting, which you failed to attend in 2005.

Let us be abundantly clear – if the Board of Directors does not terminate Sherry Wilzig Izak to end the squandering of corporate/shareholder profits; distribute the cash currently on the balance sheet, which is truly an asset owned by the shareholders; terminate the purchase of the Arizona multifamily property and announce a liquidation of the Company within 30 days, you will leave us no option but to pursue all courses of action against you and the Company, which has fiduciary responsibility to its shareholders.

Again, we urge you to change your current unfathomable posture and meet with your largest unaffiliated shareholder to discuss the foregoing issues as soon as possible.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV
David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President